SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31321]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

October 31, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of October 2014. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 21, 2014, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Gottex Multi-Alternatives Fund - I [File No. 811-22411]
Gottex Multi-Alternatives Fund – II [File No. 811-22414]
Gottex Multi-Alternatives Master Fund [File No. 811-22416]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never a made public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on October 21, 2014.

Applicants' Address: 28 State St., 40th Floor, Boston, MA 02109.

Cohen & Steers Dividend Majors Fund, Inc. [File No. 811-21633]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Cohen & Steers Total Return Realty Fund, Inc., and on June 13, 2014, made a distribution to its shareholders based on net asset value. Expenses of $190,217 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on October 23, 2014.

Applicant's Address: 280 Park Ave., 10th Floor, New York, NY 10017.

Hansberger International Series [File No. 811-7729]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant's final series, International Growth Fund, transferred its assets to a corresponding series of Madison Funds, and on July 31, 2014, made a distribution to its shareholders based on net asset value. Expenses of $122,292 incurred in connection with the reorganization were paid by Hansberger Global Investors, Inc., applicant's investment adviser, and Madison Asset Management, LLC, the acquiring fund's investment adviser.

Filing Dates: The application was filed on September 23, 2014, and amended on October 17, 2014.

Applicant's Address: 399 Boylston St., Boston, MA 02116.

FMI Common Stock Fund, Inc. [File No. 811-3235]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to FMI Funds, Inc., and on January 31, 2014, made distributions

to its shareholders based on net asset value. Expenses of $40,000 incurred in connection with the

reorganization were paid by Fiduciary Management, Inc., investment adviser to both applicant

and the acquiring fund.

Filing Date: The application was filed on September 30, 2014.

Applicant's Address: 100 East Wisconsin Ave., Suite 2200, Milwaukee, WS 53202.

Inflation-Linked Securities Portfolio [File No. 811-22385]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On July 7, 2013, applicant made a liquidating distribution to its shareholders, based on net asset

value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on September 26, 2014.

Applicant's Address: Two International Place, Boston, MA 02110.

DGHM Investment Trust [File No. 811-21958]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to corresponding series of World Funds Trust, and on October 23,

2013, made distributions to its shareholders based on net asset value. Expenses of $43,000

incurred in connection with the reorganization were paid by applicant and Commonwealth

Shareholder Services, Inc., the administrator to both applicant and the acquiring fund.

Filing Date: The application was filed on September 30, 2014.

Applicant's Address: 565 Fifth Ave., Suite 2101, New York, NY 10017.

Franklin Tax Exempt Money Market Fund [File No. 811-3193]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 2, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Thereafter, applicant transferred approximately $540,110 to Franklin Templeton Investors Services, LLC, its transfer agent, to be held for shareholders not yet located. If the transfer agent is unable to locate the shareholders, the funds will escheat to the state. Expenses of approximately $7,078 that were incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on July 29, 2014, and amended on October 3, 2014.

Applicant's Address: One Franklin Parkway, San Mateo, CA 94403-1906.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary